Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276681

PROSPECTUS SUPPLEMENT NO. 11

(to prospectus dated June 13, 2024)

THE BEACHBODY COMPANY, INC.

543,590 shares of Class A Common Stock

Issuable upon Exercise of Outstanding Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 13, 2024 (the “Prospectus”), related to the resale from time to time, by the selling shareholders identified in the Prospectus under the caption “Selling Shareholders,” of up to 543,590 shares of our Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (“we,” “us,” “our” and similar terms), they may acquire upon the exercise of outstanding warrants, which we refer to as the “Common Warrants,” with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on February 28, 2025 (the “Information”). Accordingly, we have attached the Information to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock are listed on The New York Stock Exchange under the symbol “BODI.” On February 27, 2025, the closing sale price per share of our Class A Common Stock was $7.75.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 11 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 24, 2025

The Beachbody Company, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39735	85-3222090
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Continental Blvd Suite 400
El Segundo, California	90245
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (310) 883-9000

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	BODI	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

To reflect Brad Ramberg’s increased role and contribution to The Beachbody Company, Inc. (the “Company”) as Interim Chief Financial Officer and longevity with the Company for over 18 years, on February 24, 2025, Beachbody, LLC (“BODi”), a subsidiary of the Company, added an additional severance letter agreement to Mr. Ramberg’s ongoing employment (the “Letter Agreement”). The material terms of the Letter Agreement are described below.

Under the Letter Agreement, if Mr. Ramberg’s employment is terminated by BODi without “Cause” or due to his resignation for “Good Reason” (each, as defined in the Letter Agreement), then he will be eligible to receive the following severance payments and benefits:

i.

an amount equal to one-half times (or, if such termination occurs on or within 12 months following a “change in control”, one times) his annual base salary as in effect on the termination date, payable in substantially equal installments over the six-month period following the termination date (or, in the case of a payment upon a change in control, in a single lump sum payment upon termination);

ii.	subsidized healthcare coverage for 12 months following the termination date, at the same levels as in effect on the termination date; and

iii.

an additional 12 months of vesting for each outstanding and unvested time-vesting equity award then-held by Mr. Ramberg in the Company (or, if such termination occurs on or within 12 months following a change in control, full accelerated vesting of all outstanding and unvested time-vesting equity awards then-held by Mr. Ramberg).

The severance payments and benefits described above are subject to Mr. Ramberg’s timely execution and non-revocation of a general release of claims in favor of the Company.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such agreement, a copy of which will be filed as an exhibit to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Letter Agreement by and between Beachbody, LLC and Brad Ramberg, dated February 24, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Beachbody Company, Inc.

Date: February 28, 2025	By:	/s/ Jonathan Gelfand
Jonathan Gelfand
Executive Vice President, Business & Legal Affairs, Corporate Secretary

Exhibit 10.1

VIA EMAIL

February 24, 2025

Re:	Severance Agreement

Brad:

Following our conversations, this document modifies your severance benefits in the case of separation from the Beachbody, LLC (“BODi” or the “Company”). While each party expressly understands and agrees that the severance and separation terms expressly provided in this letter will replace and govern over any prior severance and separation terms provided to you (either orally or in writing), for the avoidance of doubt, this document does not modify any other terms of your employment, including, without limitation, your salary, benefits, bonus opportunities, or at-will status.

If your employment is terminated (a) by BODi without Cause, or (b) by you for Good Reason, then BODi will 1) pay you an amount equal to 0.5 times your annual Base Salary at the date of termination, (the “Severance”); and 2) make its normal portion of your monthly health insurance payments at your then-current coverage levels (including reimbursement for any required COBRA payments) for a period of twelve (12) months. The Severance shall be fixed and paid to you in substantially equal installments in accordance with the Company’s normal payroll practices over the 6-month period following your termination date, but shall commence on the first normal payroll date following the date the Release (as defined below) becomes irrevocable (the “Release Effective Date”) and amounts otherwise payable prior to such first payroll date shall be paid on such date without interest thereon. Notwithstanding the foregoing, in the event that the qualifying termination occurs on or within twelve (12) months following a Change in Control (as such term is defined in BODi’s 2021 Incentive Award Plan (the “Plan”)), then the Severance will be an amount equal to 1.0 times your annual Base Salary at the date of termination, at which time the Base Salary will be paid in a single lump sum payment upon termination.

Notwithstanding the foregoing, any severance payments and benefits (including, for clarity, any acceleration of vesting for Time Vesting Awards (described below)) will be expressly conditioned upon your (or your estate’s) timely execution and non-revocation of BODi’s standard general release of all claims against BODi and related entities and persons (the “Release”). For the avoidance of doubt, all equity awards eligible for accelerated vesting pursuant to this letter shall remain outstanding and eligible to vest following the date of termination and shall actually vest and become exercisable (if applicable) and non-forfeitable upon the Release Effective Date.

In the event of a qualified termination leading to Severance, all outstanding Company equity awards that vest solely on the passage of time that are held by you on the date of such termination (the “Time Vesting Awards”) within twelve (12) months of your termination date shall vest and, to the extent applicable, become exercisable, on an accelerated basis as of the date of termination with respect to the number of shares underlying such Time-Vesting Award that would have vested (and become exercisable, if applicable) had you remained in continuous employment with the Company beyond the date of termination for twelve (12) additional months. Notwithstanding the foregoing, in the event that the qualifying termination occurs on or within twelve (12) months following a Change in Control (as such term is defined in the Plan), then all Time Vesting Awards shall become fully vested and, to the extent applicable, exercisable.

400 Continental Blvd., Suite 400, El Segundo, California 90245 (310) 883-9000

Brad Ramberg

Severance Agreement

February 24, 2025

“Cause” means: (i) your misconduct or intentional actions that have materially adversely affected the Company; (ii) acts or threats of violence by you in any manner which materially negatively affect the Company’s reputation; (iii) any conviction, or plea of guilty or nolo contendere, in a valid court of law for any felony or any crime involving fraud, embezzlement, theft, conversion or dishonesty against the Company;; (iv) any act of fraud by you which relates to or involves the Company in any material way, including misrepresentation on your employment application or other materials provided in the course of seeking employment (or continued employment) at the Company; (v) unauthorized and intentional disclosure by you of confidential information of the Company which causes material harm to the Company; (vi) material breach by you of any terms of this Agreement which remain uncured after thirty (30) days’ written notice after the Company provides you written notice of the details of any such breach; or (vii) gross negligence of, or gross incompetence in, the performance of the your duties for the Company as determined in good faith by the Board.

“Good Reason” means, without your written consent: (i) a material breach of this offer letter by the Company (including the Company’s withholding or failure to pay compensation when due to you); (ii) a relocation of the Company’s principal headquarters from the greater Los Angeles metropolitan area to a location more than 50 miles from such location; (iii) a material diminution in your titles, duties, authority, or responsibilities or a change in reporting relationship that requires you to report to someone other than the CEO or the Board; or (iv) a material reduction in your Base Salary or Target Bonus, unless either such reduction is applied proportionately to other members of the Company’s executive team, and is made in the good faith belief by the Board that it is in the best interests of the Company. Notwithstanding the foregoing, you will not be deemed to have resigned for Good Reason unless (1) you provide the Company with written notice setting forth in reasonable detail the facts and circumstances claimed by you to constitute Good Reason within 60 days after the date of the occurrence of any event that you know or should reasonably have known to constitute Good Reason, (2) the Company fails to cure such acts or omissions within 10 days following its receipt of such notice, and (3) the effective date of your termination for Good Reason occurs no later than 90 days after the expiration of the Company’s cure period (unless both you and the Company agree in writing for an alternative termination date). For clarity, Good Reason shall not have occurred if the Company’s primary El Segundo, California office is moved or relocated within the greater Westside and/or South Bay Los Angeles metropolitan areas and/or the Company permits you to work from home or another physical or remote location that you may designate in writing.

All payments to you under this letter will be subject to any required withholding of federal, state and local taxes pursuant to any applicable law or regulation and the Company and its affiliates are entitled to withholding any and all such taxes from amounts payable under this offer letter.

For purposes of this letter, your termination of employment shall mean your “separation from service” as defined under Section 409A of the Internal Revenue Code of 1986 (as amended, the “Code”). Each payment under this letter that is determined to be subject to Section 409A shall be treated as a separate payment. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under this offer letter. Notwithstanding any provision of this letter to the contrary, if you are a “specified employee” (as defined in Section 409A of the Code) as of your “separation from service” (as defined in Section 409A of the Code), then the payment of any amounts payable hereunder that are subject to Section 409A of the Code shall be postponed in compliance with Section 409A (without any reduction in such payments ultimately paid or provided to you) until the first payroll date that occurs after the date that is six (6) months following your “separation from service.” Any such postponed payment shall be paid in a lump sum to you on the first payroll date that occurs after the date that is six (6) months following your “separation from

Brad Ramberg

Severance Agreement

February 24, 2025

service.” If you die during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A shall be paid to your estate within sixty (60) days after the date of your death. Any payments subject to Section 409A that are subject to execution of a waiver and release which may be executed and/or revoked in a calendar year following the calendar year in which the payment event (such as termination of employment) occurs shall commence payment only in the calendar year in which the consideration period or, if applicable, release revocation period ends, as necessary to comply with Section 409A.

This letter will be governed by and interpreted in accordance with the laws of the State of California, without regard to the conflict of law rules thereof.

[Signature Page Follows]

Brad Ramberg

Severance Agreement

February 24, 2025

I greatly value your contribution, partnership, and your importance to our efforts, and it is my sincere desire to keep working together on this business turnaround.

Please acknowledge this modification by signing this letter and returning it to Kathy Vrabeck, Chief Operating Officer, via email at kvrabeck@bodi.com on or before February 26, 2025.

Very truly yours,

/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer

I hereby accept the BODi severance agreement as described in this letter and understand that it does not constitute an employment contract.

Acknowledged and accepted this 24th day of February, 2025

/s/ Brad Ramberg
BRAD RAMBERG

[Signature Page to Severance Agreement]